Mail Stop 3561

March 27, 2008

Via Fax & U.S. Mail

Mr. James J. Unger
Chief Executive Officer
American Railcar Industries
100 Clark Street
St. Charles, Missouri 63301-2075

> **Re:** **American Railcar Industries**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 22, 2008**
> **File No. 0-51728**

Dear Mr. Unger:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Liquidity and Capital Resources, page 38
 - Investing Activities, page 40
Note 25. Subsequent Events, page 89

1. We note from your disclosures that during January 2008 you purchased an aggregate of 1,530,000 shares of common stock of The Greenbrier Companies, Inc in the open market for $27.9 million representing approximately 9.45% of the issued and outstanding common stock of The Greenbrier Companies. Further, we also note that you have long economic exposure to an additional 400,000 shares of common stock of The Greenbrier Companies through a number of agreements, referred to as the Total Return Swaps, with counterparties. In this regard, please explain to us and revise future filings to disclose in greater detail the nature and terms of the Total Return Swaps and more specifically, the nature and extent of the long economic exposure that the Company is subject to in connection with the Total Return Swaps. Tell us how such agreement, including the long economic exposure have been accounting for within your financial statements. We may have further comment upon receipt of your response.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. William P. Benac, CFO
(636) 940-6100